UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               ☒                         Form 40-F               ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper  as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper  as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibits No. 1 and 2, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

On March 19, 2019, Westpac announced that the Group’s wealth and insurance businesses will be moved into expanded Business and Consumer divisions. The Private Wealth, Platforms & Investments, and Superannuation businesses will move into an expanded Business division, while the Insurance business will move into the Consumer division.

Westpac also announced that it is exiting the provision of personal financial advice by Westpac Group salaried financial advisers and authorised representatives. It is moving to a referral model for financial advice by utilising a panel of advisers or adviser firms. It is also entering into a sale agreement as part of the exit with Viridian Advisory(1), which will see many BT Financial Advice ongoing advice customers offered an opportunity to transfer to Viridian. A number of the Group’s salaried financial advisers and support staff will transition to Viridian from the anticipated completion date of June 30, 2019. Some authorised representatives may also move to Viridian by September 30, 2019.

The Group is on track to complete its customer remediation programs in relation to ongoing advice fees for customers of its salaried advisers by fourth quarter 2019. It is continuing to work through its remediation approach for authorised representatives. As part of the change, responsibility for BT remediation programs will move to Westpac Group Chief Operating Officer, Gary Thursby.

Financial Impact

In aggregate, the changes are expected to be EPS positive(2) in 2020 due to exiting a high cost, loss-making business. The one-off impacts from the transaction and implementation will be spread over FY19 and FY20. Initial estimates include one off costs of between $250-$300 million. Proceeds from the sale will depend on the size of the business that transitions to Viridian Advisory.

The divisional changes will be effective from April 1, 2019 and will not be reflected in Westpac’s 1H19 Results.

Details of the provisions and costs related to customer remediation programs continue to be worked through and the Group expects to provide ongoing updates.

(1)  Viridian Advisory is a self-licensed national advice business offering wealth and retirement planning, investment management and other solutions.

(2)  Excludes any remediation costs.

Re-organisation of Group Executive responsibilities

Westpac also announced that:

•                                The Consumer division will be led by the current Business Bank Chief Executive, Mr David Lindberg;

•                                General Manager Commercial Banking, Mr Alastair Welsh, will lead the Business division on an acting basis, while a global executive search is conducted for Mr Lindberg’s replacement. Mr Welsh has over 30 years’ experience in financial services. For the last 26 years he has worked at Westpac in both New Zealand and Australia including time in BTFG and most recently as General Manager, Commercial Banking;

•                                Consumer Bank Chief Executive, Mr George Frazis, will leave the Group to pursue other leadership opportunities. Mr Frazis will be with the Group until June, assisting with the transition;

•                                Chief Executive Officer, BT Financial Group, Mr Brad Cooper will stay on to ensure the successful transition of BT’s businesses into their new divisions, following which Mr Cooper has indicated that he will leave to seek a new leadership role outside the Group; and

•                                Group Executive, Strategy & Enterprise Services, Mr Gary Thursby will become Westpac Group Chief Operating Officer.

Index to Exhibits

Exhibit No.	Description

1	ASX Release — Westpac resets wealth strategy and announces executive changes

2	Resetting Westpac’s wealth strategy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	March 19, 2019	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Associate Director